Mail Stop 6010
Via Facsimile and U.S. Mail

June 26, 2007

Mr. Michael D. Price
President and Chief Executive Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke, Bermuda HM08

> **Re:** **Platinum Underwriters Holdings, Ltd**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 001-31341**

Dear Mr. Price:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Premiums Written and Earned, page 47

1. You account for WBNR and EBNR adjustments, representing differences between initial premium estimated and actual premium reported by the ceding companies, as changes in estimates in the period in which they are made. For example, at December 31, 2006, you reduced WBNR by $19.4 million. We believe that your

discussion of the methods and key assumptions used to make these estimates and how you determine the amount of the adjustments to these estimates could be improved. Also, you do not appear to quantify the impact of related changes in estimate for each period presented, provide an adequate explanation of the underlying causes or quantify the impact of "reasonably likely" future changes in the key assumptions underlying your estimate of WBNR and EBNR. Please provide this information to us in a disclosure-type format.

Unpaid Losses and LAE, page 48

We believe that you could better explain the judgments and uncertainties surrounding your estimate of unpaid losses and loss adjustment expenses and the potential impact on your financial statements. In order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on future results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below. Also, consider providing any additional information, in disclosure-type format, to achieve these objectives.

2. In estimating unpaid losses and LAE, you calculate multiple point estimates for each underwriting year in your 90 classes of coverage. Then, your actuaries "consider each class and determine the most appropriate point estimate based on the characteristics of the particular class and other relevant factors such as historical ultimate loss ratios, the presence of individual large losses and known occurrences that have not yet resulted in reported losses." Please discuss in a disclosure-type format the factors that your actuaries consider in selecting a point estimate, including how characteristics of a particular class determine their selection of a point estimate. Describe and quantify adjustments for "individual large losses" and "known occurrences that did not result in reported losses" at December 31, 2006.

3. Your process for estimating loss reserves requires you to take into account "past, current and future: (i) market conditions, (ii) changes in business underwritten, (iii) changes in timing of the emergence of claims and (iv) other factors that may influence expected ultimate losses." You state that "the two most important inputs to the reserve estimation methodologies are the initial expected loss ratio and estimated pattern of reported losses." Please quantify in a disclosure-type format those key assumptions underlying your estimate of loss reserves as of December 31, 2006, including the initial expected loss ratio and estimated pattern of reported losses. Discuss and quantify future loss emergence assumptions at December 31, 2006 that were inconsistent with historical loss development patterns. Explain the

factors that you considered in revising these key assumptions. Also, distinguish between your procedures for determining reserve adequacy on an annual and interim reporting basis.

4. You describe the historical loss experience data of the St. Paul Re's reinsurance business, which this firm periodically updates, as a "valuable asset." Please describe in a disclosure-type format the nature and frequency of the updating process and the magnitude of changes in your prior year loss reserve estimates resulting from the St. Paul Re's updates. You state that the St Paul Re's expected patterns of reported losses can span more than a decade. Describe and quantify the differences in loss development patterns for business written by you since January 1, 2002 as compared to business written by St.Paul Re prior to this date.

5. You provide sensitivity analyses associated with your loss reserve estimates that appears to be hypothetical in nature. In order to facilitate investors' understanding of the likelihood that past variability in your loss reserve estimate may or may not be indicative of future variability, please present a tabular quantification, in a disclosure-type format, of the impact that "reasonably likely" changes in key assumptions, such as the initial expected loss ratio and estimated pattern of reported losses, may have on your future operating results, financial position and liquidity. Explain the factors you considered in concluding that the scenarios identified are "reasonably likely." Provide more precise insight into the existence and effects on future operations and financial condition of known loss development trends existing at December 31, 2006.

6. Your reserve estimates are highly dependant on management judgment in part because of your reliance on ceding companies for paid loss and case reserve information, which you may adjust in recording your case reserves. Please describe in a disclosure–type format the degree of variation in ceding company reserve practices, including the different actuarial methods and key assumptions used and the frequency and magnitude of adjustments that you make to ceding company case reserves in recording your case reserves.

7. Your reserving process is affected by "time lags inherent in information reporting from the original claimant to the primary insurer and then to the reinsurer." As a predominantly broker market reinsurer, you are subject to an additional time lag because the primary insurer first reports to the broker who in turn reports to you. Please describe and quantify in a disclosure-type format how these risks arising from your reliance upon ceding company-generated information affect your financial reporting. Also, tell us the following information in disclosure-type format.

Mr. Michael D. Price
Platinum Underwriters Holdings, Ltd.
June 26, 2007
Page 4

- Quantify the time lag from when this information is reported to the cedant to when this information is reported to you and the extent to which this time lag affects your estimates.
- Describe your "qualitative and quantitative criteria" used to assess the reporting activities of ceding companies.
- Describe how you provide for these data limitations in your reserve estimation process, including related key assumptions used to arrive at your best estimate.

8. From time to time, you obtain third party actuarial reviews to assist in the reserve valuation process. This reference suggests to an investor that you are placing reliance on the firm, which we believe requires the firm's name be included in the 1934 Act filing. Additionally, if the Form 10-K is incorporated by reference into a 1933 Act registration statement, a consent from the "independent external actuary" must be provided in the 1933 Act registration statement. Please advise.

9. Please provide a description in a disclosure-type format of the frequency and extent of this third party assistance in determining your loss reserves and quantify the impact of reserve adjustments resulting from this independent actuarial reserve analysis for each period presented.

Results of Operations, page 53

Underwriting income/loss disclosure

10. You released reserves in each year despite uncertainties related to the 2005 and 2004 Hurricanes that are "subject to an unusually high level of uncertainty arising out of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage." It appears that you have not adequately explained the factors causing these changes in prior year reserve estimates, attributing this favorable development to "changes in the mix of business." In particular, you appear to omit any discussion or quantification of revisions to your key assumptions for the initial expected loss ratio and estimated pattern of reported losses. Please provide the following information in a disclosure-type format for each line of business and period presented. Ensure that your discussion enables investors to adequately evaluate the likelihood that past loss development experience is indicative of future loss development.

- Identify changes in methods and/or key assumptions that you made in re-estimating the loss reserves since the previous reporting date. Quantify the impact of these changes on prior year loss reserve estimates.

- Describe in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
- Ensure your disclosure clearly explains why recognition related to these changes occurred in the periods that it did and was not required in earlier periods.
- Discuss the factors that caused changes in prior year reserve estimates. Distinguish more specifically between those classes and underwriting years that have been stable as compared to those that have exhibited the greater volatility.
- Discuss the factors that governed the accuracy of your loss reserve estimates at December 31, 2005 and 2004, given the uncertainties associated with the 2005 and 2004 Hurricanes and your reliance on ceding companies for information regarding paid losses, case reserves and IBNR.
- Explain how the net loss and LAE ratio is favorably affected by "growth in business and the additional premiums from the 2005 Hurricanes and 2004 Hurricanes."

Current Outlook, page 76

11. Your Guide 6 table shows a decrease in gross cumulative redundancy from $128.5 million at December 31, 2003 to $54.2 million at December 31, 2005, while your gross liability increased from $736.9 million to $2.3 billion during this period. Describe the likelihood that your past favorable loss development experience is indicative of future loss development experience.

Notes to Consolidated Financial Statements

Note 4. Retrocessional Reinsurance, page F-19

12. Your reinsurance ceded activities appear to have a material impact on your results of operations. Please discuss and quantify in a disclosure-type format this impact for each period presented. Also, discuss and quantify the changes you have made to your past reinsurance strategies in developing your current reinsurance strategy and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations in your ability to cede future losses on a basis consistent with historical results and their expected effect on future financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

*   *   *   *

Mr. Michael D. Price
Platinum Underwriters Holdings, Ltd.
June 26, 2007
Page 6

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant